Exhibit 21.1
Third Point Reinsurance Ltd.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation

Third Point Reinsurance Company Ltd.	Bermuda

Third Point Re Marketing (UK) Limited	United Kingdom

Third Point Reinsurance Investment Management Ltd.	Bermuda
Third Point Reinsurance (USA) Ltd.	Bermuda
Third Point Re (UK) Holdings Ltd.	United Kingdom
Third Point Re (USA) Holdings Inc.	Delaware